SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.)*

Epicor Software Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29426L108

(CUSIP Number)

Stephen M. Schultz, Esq.

Kleinberg, Kaplan, Wolff & Cohen, P.C.

551 Fifth Avenue, New York, New York 10176

Tel: (212) 986-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 7, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott Associates, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

2,391,394

8	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

2,391,394

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,391,394

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.0%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8	SHARED VOTING POWER

3,587,088

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

3,587,088

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,587,088

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International Capital Advisors Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8	SHARED VOTING POWER

3,587,088

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

3,587,088

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,587,088

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%

14.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.	Security and Issuer.

This statement relates to the common stock, $0.001 par value (the “Common Stock”), of Epicor Software Corporation (the “Issuer”). The Issuer’s principal executive office is located at 18200 Von Karman Avenue, Suite 1000, Irvine, California 92612.

ITEM 2.	Identity and Background.

(a)-(c)   This statement is being filed by Elliott Associates, L.P., a Delaware limited partnership, and its wholly-owned subsidiaries (collectively, “Elliott”), Elliott International, L.P., a Cayman Islands limited partnership (“Elliott International”), and Elliott International Capital Advisors Inc., a Delaware corporation (“EICA” and collectively with Elliott and Elliott International, the “Reporting Persons”). Paul E. Singer (“Singer”), Elliott Capital Advisors, L.P., a Delaware limited partnership (“Capital Advisors”), which is controlled by Singer, and Elliott Special GP, LLC, a Delaware limited liability company (“Special GP”), which is controlled by Singer, are the general partners of Elliott. Hambledon, Inc., a Cayman Islands corporation (“Hambledon”), which is also controlled by Singer, is the sole general partner of Elliott International. EICA is the investment manager for Elliott International. EICA expressly disclaims equitable ownership of and pecuniary interest in any shares of Common Stock.

ELLIOTT

The business address of Elliott is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

The principal business of Elliott is to purchase, sell, trade and invest in securities.

SINGER

Singer’s business address is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

Singer’s principal business is to serve as a general partner of Elliott and Capital Advisors, as the president of EICA, and as a managing member of Special GP.

CAPITAL ADVISORS

The business address of Capital Advisors is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

The principal business of Capital Advisors is the furnishing of investment advisory services. Capital Advisors also serves as a managing member of Special GP.

The names, business addresses, and present principal occupation or employment of the general partners of Capital Advisors are as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	712 Fifth Avenue 36th Floor New York, New York 10019	General partner of Elliott and Capital Advisors; President of EICA; and a managing member of Special GP
Braxton Associates, Inc.	712 Fifth Avenue 36th Floor New York, New York 10019	The principal business of Braxton Associates, Inc. is serving as general partner of Capital Advisors
Elliott Asset Management LLC	712 Fifth Avenue 36th Floor New York, New York 10019	General Partner of Capital Advisors

The name, business address, and present principal occupation or employment of the sole director and executive officer of Braxton Associates, Inc. are as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	712 Fifth Avenue 36th Floor New York, New York 10019	General partner of Elliott and Capital Advisors and President of EICA

ELLIOTT SPECIAL GP, LLC

The business address of Special GP is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

The principal business of Special GP is serving as a general partner of Elliott.

The names, business address, and present principal occupation or employment of the managing members of Special GP are as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	712 Fifth Avenue 36th Floor New York, New York 10019	General partner of Elliott and Capital Advisors; President of EICA; and a managing member of Special GP

Braxton Associates, Inc.	712 Fifth Avenue 36th Floor New York, New York 10019	The principal business of Braxton Associates, Inc. is serving as general partner of Capital Advisors
Elliott Asset Management LLC	712 Fifth Avenue 36th Floor New York, New York 10019	General Partner of Capital Advisors

ELLIOTT INTERNATIONAL

The business address of Elliott International is c/o Maples & Calder, P.O. Box 309, Ugland House, South Church Street, George Town, Cayman Islands, British West Indies.

The principal business of Elliott International is to purchase, sell, trade and invest in securities.

The name, business address, and present principal occupation or employment of the general partner of Elliott International is as follows:

NAME	ADDRESS	OCCUPATION
Hambledon, Inc.	c/o Maples & Calder P.O. Box 309 Ugland House South Church Street George Town, Cayman Islands British West Indies	General partner of Elliott International

HAMBLEDON

The name, business address, and present principal occupation or employment of the sole director and executive officer of Hambledon are as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	712 Fifth Avenue 36th Floor New York, New York 10019	General partner of Elliott and Capital Advisors; President of EICA; and a managing member of Special GP

EICA

The business address of EICA is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

The principal business of EICA is to act as investment manager for Elliott International.

The name, business address, and present principal occupation or employment of the sole director and executive officer of EICA is as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	712 Fifth Avenue 36th Floor New York, New York 10019	General partner of Elliott and Capital Advisors; President of EICA; and a managing member of Special GP

(d) and (e) During the last five years, none of the persons or entities listed above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Singer is a citizen of the United States of America.
ITEM 3.	Source and Amount of Funds or Other Consideration.
Elliott Working Capital	$19,083,440
Elliott International Working Capital	$28,625,142
ITEM 4.	Purpose of Transaction.

Each of Elliott and Elliott International acquired the Common Stock beneficially owned by it in the ordinary course of its purchasing, selling and trading in securities. EICA has acted as investment manager to Elliott International in connection with Elliott International’s acquisition of beneficial ownership of Common Stock.

Depending upon market conditions and other factors that it may deem material, each of Elliott and Elliott International may purchase additional shares of Common Stock and/or related securities or may dispose of all or a portion of the Common Stock or related securities that it now beneficially owns or may hereafter acquire.

The Reporting Persons have made inquiries of the Issuer as to whether they have considered exploring strategic alternatives.

The Reporting Persons reserve the right to further discuss and/or meet with management, the Board of Directors of the Issuer, other shareholdersand other third partiesand/or formulate plans or proposals regarding the Issuer or its securities.

ITEM 5.	Interest in Securities of the Issuer.

(a)        Elliott beneficially owns 2,391,394 shares of Common Stock, consisting of: (i) 1,986,001 shares of Common Stock and (ii) 2-3/8% Convertible Bonds due May 15, 2027 (“Convertible Bonds”) convertible into 405,393 shares of Common Stock. The 2,391,394 shares of Common Stock constitute 4.0% of all of the outstanding shares of Common Stock.

Elliott International and EICA beneficially own an aggregate of 3,587,088 shares of Common Stock, consisting of: (i) 2,978,999 shares of Common Stock and (ii) Convertible Bonds convertible into 608,089 shares of Common Stock. The 3,587,088 shares of Common Stock constitute 5.9% of all of the outstanding shares of Common Stock.

Collectively, Elliott, Elliott International and EICA beneficially own 5,978,483 shares of Common Stock constituting 9.9% of all of the outstanding shares of Common Stock.

(b)        Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by Elliott International. Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

(c)        The transactions effected by the Reporting Persons during the past sixty (60) days are set forth on Schedule 1 attached hereto. No other transactions with respect to the Common Stock that are required to be reported on Schedule 13D were effected by any of the Reporting Persons during the past sixty (60) days.

(d)        No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

No person other than Elliott International and EICA has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott International and EICA.

(e)	Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:	August 18, 2008

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By: /s/ Elliot Greenberg
Elliot Greenberg, Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott Intrnational Capital Advisors Inc., as Attorney-in-Fact

By: /s/ Elliot Greenberg
Elliot Greenberg, Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By: /s/ Elliot Greenberg
Elliot Greenberg, Vice President

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the common stock of Epicor Software Corporation dated August 18, 2008 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

Dated:	August 18, 2008

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By: /s/ Elliot Greenberg
Elliot Greenberg, Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott Intrnational Capital Advisors Inc., as Attorney-in-Fact

By: /s/ Elliot Greenberg
Elliot Greenberg, Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By: /s/ Elliot Greenberg
Elliot Greenberg, Vice President

SCHEDULE 1

Transactions of the Reporting Persons Effected During the Past 60 Days

The following transactions were effected by Elliott Associates, L.P. during the past sixty (60) days:

Date	Security	Amount of Shs.Bought (Sold)	Approx. Price per Share (excl. of commission)
18-Aug-2008	Common	6,000	$7.869600
15-Aug-2008	Common	2,000	$7.933600
14-Aug-2008	Common	20,000	$7.747800
13-Aug-2008	Common	3,306	$7.503100
12-Aug-2008	Common	1,894	$7.556800
11-Aug-2008	Common	298	$7.430600
07-Aug-2008	Common	10,000	$7.098000
07-Aug-2008	Common	800,000	$7.125000
06-Aug-2008	Common	4,280	$6.974300
06-Aug-2008	Common	43,994	$7.073100
05-Aug-2008	Common	5,311	$7.050500
04-Aug-2008	Common	12,082	$6.857500
04-Aug-2008	Common	50,000	$6.880000
01-Aug-2008	Common	40,000	$6.871000
01-Aug-2008	Common	30,000	$6.796600
01-Aug-2008	Common	10,000	$6.750000
01-Aug-2008	Common	180,000	$6.850000
31-Jul-2008	Common	276	$6.694200
31-Jul-2008	Common	8,320	$6.749900
31-Jul-2008	Common	40,000	$6.755000
31-Jul-2008	Common	12,920	$6.740000
31-Jul-2008	Common	20,000	$6.745800
30-Jul-2008	Common	20,000	$6.710000
30-Jul-2008	Common	48,000	$6.738500
30-Jul-2008	Common	40,000	$6.746300
30-Jul-2008	Common	20,000	$6.746900
30-Jul-2008	Common	20,000	$6.749000
29-Jul-2008	Common	4,000	$6.648100
29-Jul-2008	Common	20,000	$6.655300
29-Jul-2008	Common	20,000	$6.651300
29-Jul-2008	Common	16,000	$6.629900
28-Jul-2008	Common	40,000	$6.642000
28-Jul-2008	Common	20,000	$6.568600
28-Jul-2008	Common	40,000	$6.527100
28-Jul-2008	Common	44,600	$6.513800
25-Jul-2008	Common	10,000	$6.593200
25-Jul-2008	Common	131,160	$6.626100
25-Jul-2008	Common	60,000	$6.531400
25-Jul-2008	Common	40,000	$6.527900
25-Jul-2008	Common	11,559	$6.830000
24-Jul-2008	Common	3,114	$7.600000
22-Jul-2008	Common	480	$7.550000
14-Jul-2008	Common	910	$6.855400
09-Jul-2008	Common	2,000	$6.800000
07-Jul-2008	Common	3,589	$6.687500

03-Jul-2008	Common	2,000	$6.800000
01-Jul-2008	Common	480	$6.700000
30-Jun-2008	Common	4,000	$6.950000
27-Jun-2008	Common	4,000	$7.124900
26-Jun-2008	Common	2,000	$7.300000
25-Jun-2008	Common	2,000	$7.500000
24-Jun-2008	Common	4,000	$7.700000
20-Jun-2008	Common	4,000	$7.875000
19-Jun-2008	Common	1,600	$7.900000
18-Jun-2008	Common	988	$7.900000
13-Jun-2008	Common	2,000	$7.850000
12-Jun-2008	Common	4,000	$7.860000
11-Jun-2008	Common	18,840	$7.880100
10-Jun-2008	Common	20,000	$7.879800

Date	Security	Amount of Shs.Bought (Sold)	Approx. Price per Share (excl. of commission)
18-Aug-2008	Convertible Bond	$2,200,000	71.50%
18-Aug-2008	Convertible Bond	$1,600,000	71.48%
15-Aug-2008	Convertible Bond	$3,536,000	71.55%

All of the above transactions were effected on the open market.

The following transactions were effected by Elliott International, L.P. during the past sixty (60) days:

Date	Security	Amount of Shs.Bought (Sold)	Approx. Price per Share (excl. of commission)
18-Aug-2008	Common	9,000	$7.869600
15-Aug-2008	Common	3,000	$7.933600
14-Aug-2008	Common	30,000	$7.747800
13-Aug-2008	Common	4,960	$7.503100
12-Aug-2008	Common	2,840	$7.556800
11-Aug-2008	Common	446	$7.430600
07-Aug-2008	Common	15,000	$7.098000
07-Aug-2008	Common	1,200,000	$7.125000
06-Aug-2008	Common	6,420	$6.974300
06-Aug-2008	Common	65,991	$7.073100
05-Aug-2008	Common	7,966	$7.050500
04-Aug-2008	Common	18,123	$6.857500
04-Aug-2008	Common	75,000	$6.880000
01-Aug-2008	Common	60,000	$6.871000
01-Aug-2008	Common	45,000	$6.796600
01-Aug-2008	Common	15,000	$6.750000
01-Aug-2008	Common	270,000	$6.850000
31-Jul-2008	Common	415	$6.694200
31-Jul-2008	Common	12,480	$6.749900
31-Jul-2008	Common	60,000	$6.755000
31-Jul-2008	Common	19,380	$6.740000
31-Jul-2008	Common	30,000	$6.745800
30-Jul-2008	Common	30,000	$6.710000
30-Jul-2008	Common	72,000	$6.738500
30-Jul-2008	Common	60,000	$6.746300
30-Jul-2008	Common	30,000	$6.746900
30-Jul-2008	Common	30,000	$6.749000
29-Jul-2008	Common	6,000	$6.648100
29-Jul-2008	Common	30,000	$6.655300
29-Jul-2008	Common	30,000	$6.651300
29-Jul-2008	Common	24,000	$6.629900
28-Jul-2008	Common	60,000	$6.642000
28-Jul-2008	Common	30,000	$6.568600
28-Jul-2008	Common	60,000	$6.527100
28-Jul-2008	Common	66,900	$6.513800
25-Jul-2008	Common	15,000	$6.593200
25-Jul-2008	Common	196,740	$6.626100
25-Jul-2008	Common	90,000	$6.531400
25-Jul-2008	Common	60,000	$6.527900
25-Jul-2008	Common	17,339	$6.830000
24-Jul-2008	Common	4,671	$7.600000
22-Jul-2008	Common	720	$7.550000
14-Jul-2008	Common	1,364	$6.855400
09-Jul-2008	Common	3,000	$6.800000
07-Jul-2008	Common	5,383	$6.687500
03-Jul-2008	Common	3,000	$6.800000
01-Jul-2008	Common	720	$6.700000
30-Jun-2008	Common	6,000	$6.950000
27-Jun-2008	Common	6,000	$7.124900
26-Jun-2008	Common	3,000	$7.300000

25-Jun-2008	Common	3,000	$7.500000
24-Jun-2008	Common	6,000	$7.700000
20-Jun-2008	Common	6,000	$7.875000
19-Jun-2008	Common	2,400	$7.900000
18-Jun-2008	Common	1,481	$7.900000
13-Jun-2008	Common	3,000	$7.850000
12-Jun-2008	Common	6,000	$7.860000
11-Jun-2008	Common	28,260	$7.880100
10-Jun-2008	Common	30,000	$7.879800

Date	Security	Amount of Shs.Bought (Sold)	Approx. Price per Share (excl. of commission)
18-Aug-2008	Convertible Bond	$3,300,000	71.50%
18-Aug-2008	Convertible Bond	$2,400,000	71.48%
15-Aug-2008	Convertible Bond	$5,304,000	71.55%

All of the above transactions were effected on the open market.